Free Writing Prospectus

(Supplementing Preliminary Prospectus filed November 15, 2006)

Filed pursuant to Rule 433

Registration Statement No. 333-138710

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

ANNOUNCES RECENT DEVELOPMENTS

Publication of Incentives to Carriers

As part of our strategy of offering incentives to carriers to encourage them to operate new routes and take other measures expected to increase passenger traffic at our airports, on November 22, 2006, we delivered a notice to the Mexican National Air Transportation Chamber of Commerce setting forth the following criteria that carriers operating at our Monterrey International Airport must meet in order to receive a discount equal to Ps. 75.00 per terminal passenger on passenger charges (representing approximately a 40% discount from our usual passenger charge):

1.               The carrier must sign a binding agreement with us pursuant to which it agrees to meet criteria 2 through 4 below;

2.               The carrier must generate additional traffic levels of 1 million and 2.5 million terminal passengers at the Monterrey International Airport in each of the first and second years, respectively, during which it receives the discount and 3 million terminal passengers in each subsequent year.  Such additional passengers may not be as a result of an alliance, agreement, merger or similar transaction.  These targets relate only to passengers using Monterrey International Airport and do not include transit passengers;

3.               The carrier must establish or construct an office and maintenance, operations and traffic facilities on our Monterrey International Airport property; and

4.               The carrier must use the terminal building and/or platforms assigned to it by us for its operations.

We intend to offer this incentive only to airlines meeting the criteria set forth above.  Carriers must notify us in writing of their intent to take advantage of the incentive program within 180 days from the delivery of the notice on November 22, 2006.  Thereafter, the incentive will no longer be available.  The term of any agreement signed pursuant to criterion 1 above will be three years and it may be renewed annually thereafter.  This incentive is not available in combination with any other incentive programs we currently offer.

We believe that this incentive should contribute to growth of aeronautical revenues at our airports, although there can be no assurance that the incentive will have the intended effect. This incentive is likely to result in decreases in aeronautical revenues per terminal passenger with respect to carriers participating in the incentive program, and may result in an overall decrease in aeronautical revenues per terminal passenger.  In addition, there can be no assurance that this discount will not create pressure from other carriers for discounts on prices charged to them.

We anticipate that the low-cost carrier Viva Aerobus will be the first airline to take advantage of the incentive package described above. We are currently negotiating with Viva Aerobus with respect to a definitive agreement, which we anticipate will include the terms of this incentive package.  There can be no assurance that Viva Aerobus or any other carrier will enter into an agreement including the incentive package described above or that any such agreement would result in growth of aeronautical revenues at our airports.

The registration statement on Form F-1 to which this Free Writing Prospectus relates may be viewed at:  http://www.sec.gov/cgi-bin/browse-edgar?company=central+north&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.